SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES 2 AIRCRAFT BASE TO REVERSE VALENCIA'S COLLAPSING TRAFFIC

2 aircraft, 31 routes and 2M passengerS P.A. from NOV

500,000 €10 LATE SUMMER SEATS

Ryanair, the world's favourite airline, today (23rd June) announced that it would open it's 43rd base at Valencia Airport from November 2010 with 2 based aircraft and 31 low fare routes after the Minster for Tourism, Belen Juste committed to a joint promotion and advertising programme which will help reverse Valencia Airport's collapsing traffic which fell by 18%, or almost 1m passengers, in 2009.

Ryanair's 43rd base at Valencia will provide 260 weekly low fare flights to/from Valencia in an investment of over $140 million in the airport which will see Ryanair open 10 new routes from November, which go on sale at
www.ryanair.com
tomorrow.

Ryanair celebrated its new base at Valencia by releasing 500,000 seats from €10 for travel on Tuesdays, Wednesdays and Thursdays on over 500 routes across its European network in September and October.  These late summer seats are available for booking on
www.ryanair.com
until midnight Thursday (24th June).

In Valencia today, Ryanair's
Michael Cawley said:

"Ryanair is delighted to announce its return to Valencia which becomes our 43rd base with 10 new routes from November 2010, which go on sale on
www.ryanair.com
tomorrow. Ryanair welcomes the commitment from the Minister for Tourism Belen Juste who recognises that working with Ryanair will reverse the declining passenger numbers at Valencia Airport and grow tourism and jobs in the Valencia region.  Ryanair's 2m passengers p.a. will sustain 2,000 jobs locally at Valencia."

Minister for Tourism Belene Juste said:

"We are delighted to welcome Ryanair back to Valencia and believe that by working together we can ensure that Valencia returns to growth.  We are delighted to commit to developing a continuing programme of advertising and marketing that will raise Valencia's profile internationally and see many millions of high spending Ryanair passengers return to Valencia this year."

10 New Valencia routes from Nov
:

To	Freq	To	Freq
Fuerteventura	2	Palma	7
Ibiza	7	Paris (Beau)	4
Marseille	3	Santiago	4
Marrakesh	3	Trieste	3
Munich West	2	Seville	3

Ends.                                                    Wednesday 23rd June 2010

For further information

please contact:
Stephen McNamara                         Pauline McAlester
Ryanair Ltd                                        Murray Consultants
Tel: +353-1-8121212                        Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  23 June 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary